Exhibit A

PARENT HOLDING COMPANY IDENTIFICATION

Sprott Asset Management USA Inc., Resource Capital Investment Corp. and Sprott Asset Management LP are the relevant entities for which Sprott, Inc. may be considered a parent holding company.  The Item 3 classification of each of Sprott Asset Management USA Inc., Resource Capital Investment Corp. and Sprott Asset Management LP is (e), an investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).